UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TELOS CORPORATION (Name of Issuer)
12% Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share (Title of Class of Securities)
87969B200 (CUSIP Number)
March 22, 2018 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87969B200

1	Names of Reporting Persons Steven Tannenbaum
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 506,890
	6	Shared Voting Power 0
	7	Sole Dispositive Power 506,890
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 506,890
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 15.9%[1]
12	Type of Reporting Person (See Instructions) IN, HC

1 Percentage calculated based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share (the "Public Preferred Stock") outstanding as of December 31, 2017, as reported in the Issuer's quarterly report on Form 10-Q, filed May 15, 2018.

CUSIP No. 87969B200

Item 1.
(a)	Name of Issuer: Telos Corporation
(b)	Address of the Issuer's Principal Executive Offices: 19886 Ashburn Road, Ashburn, Virginia

Item 2.
(a)
Name of Person Filing:
This statement on Schedule 13G is being filed by Steven Tannenbaum. Mr. Tannenbaum is the President of Greenwood Investments, Inc. (the "General Partner"), which is the sole general partner of Greenwood Capital Limited Partnership ("Capital") and Shawkemo Hills LP ("Shawkemo"). Mr. Tannenbaum is the manager and sole member of ST Partners LLC ("ST Partners") (together with Capital and Shawkemo, the "Greenwood Entities"). Effective upon the death of Seth W. Hamot, the sole member and manager of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P. ("Costa Brava"), Mr. Tannenbaum became the liquidator of Costa Brava.

(b)	Address of Principal Business Office: Mr. Tannenbaum's principal business office with respect to the shares reported herein is 15 North Pasture Lane, Nantucket, MA 02554.
(c)	Citizenship: Mr. Tannenbaum is a U.S. citizen.
(d)	Title and Class of Securities: 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share
(e)	CUSIP Number: 87969B200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of March 22, 2018, Mr. Tannenbaum may be deemed the beneficial owner of 506,890 shares of the Public Preferred Stock. The Greenwood Entities are the direct beneficial owners of 101,718 shares of the Public Preferred Stock. Costa Brava is the direct beneficial owner of 405,172 shares of the Public Preferred Stock.

Each of the Greenwood Entities has the power to vote and dispose of the shares of the Public Preferred Stock directly beneficially owned by such entity. The General Partner, as the sole general partner of Capital and Shawkemo, has the authority to vote and dispose of all of the shares of the Public Preferred Stock owned by such entities. Mr. Tannenbaum, by virtue of his position as president of the General Partner and as manager and sole member of ST Partners, has the authority to vote and dispose of all of the shares of the Public Preferred Stock owned by the Greenwood Entities.

Costa Brava has the power to vote and dispose of the shares of the Public Preferred Stock directly beneficially owned by it. Mr. Tannenbaum, by virtue of his position as liquidator of Costa Brava, has the authority to vote and dispose of all of the shares of the Public Preferred Stock owned by Costa Brava.

Although the Public Preferred Stock is non-voting stock, the holders of such stock have the exclusive right to vote separately as a class for up to two directors of the Issuer if at any time or times dividends payable on the Public Preferred Stock are in arrears and unpaid for three consecutive full semi-annual periods. The two directors that may be elected by the holders of the Public Preferred Stock constitute a minority of the Board of Directors of the Issuer, which results in the holders of the Public Preferred Stock being unable to exercise control over the Issuer.

The filing of this statement on Schedule 13G shall not be construed as an admission that Mr. Tannenbaum is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares of the Public Preferred Stock reported herein. Pursuant to Rule 13d-4 under the Act, Mr. Tannenbaum disclaims all such beneficial ownership except to the extent, if applicable, of his pecuniary interest in any of the shares of the Public Preferred Stock reported herein.

CUSIP No. 87969B200

Item 4(b)	Percent of Class:
As of March 22, 2018, Mr. Tannenbaum may be deemed the beneficial owner of approximately 15.9% of the shares of the Public Preferred Stock outstanding. (Percentage calculated based on 3,185,586 shares of the Public Preferred Stock outstanding as of December 31, 2017, as reported in the Issuer's quarterly report on Form 10-Q, filed May 15, 2018.)

Item 4(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or direct the vote:	506,890
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or direct the disposition of:	506,890
(iv)	Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [___]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
See disclosures in Items 2 and 4 herein. The Greenwood Entities and Costa Brava have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Public Preferred Stock covered by this statement that may be deemed to be beneficially owned by Mr. Tannenbaum. Such interest of Costa Brava relates to more than 5 percent of the shares of the Public Preferred Stock outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
See disclosure in Item 2 herein.

Item 8.	Identification and Classification of Members of the Group:
N/A.

Item 9.	Notice of Dissolution of Group:
N/A.
Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2018	By:	/s/ STEVEN TANNENBAUM
Name: Steven Tannenbaum